SECURITIES AND EXCHANGE COMMISSION
4ashington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated July 7, 2022, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, July 7, 2022 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), announces the results as of the Expiration Date (as defined below) of its previously announced offer to exchange (the “Exchange Offer”) any and all of its US$360,000,000 aggregate principal amount of outstanding 8.750% Notes due 2023 Series No. 2 (CUSIPs: 463588 AA1 (144A) / P5880U AB6 (Reg S); ISINs: US463588AA16 (144A) / USP5880UAB63 (Reg S)) originally issued by IRSA Propiedades Comerciales S.A. (“IRSA CP”) (the “Existing Notes”) for 8.750% Senior Notes due 2028 (the “New Notes”) to be issued by IRSA and the cash consideration, as more fully described in the exchange offer memorandum dated May 16, 2022 (the “Exchange Offer Memorandum”). Capitalized terms not defined herein shall have the meanings ascribed to them in the Exchange Offer Memorandum.

Expiration Date Results

The Expiration Date with respect to the Exchange Offer occurred at 5:00 p.m., New York City time, on July 6, 2022 (such time and date, the “Expiration Date”). According to information provided by Morrow Sodali International LLC, the information and exchange agent for the Exchange Offer (the “Information and Exchange Agent”), US$238,985,000 aggregate principal amount of the Existing Notes (the “Tendered Notes”) were validly tendered and were not validly withdrawn prior to or at the Expiration Date, which represents 66.38% of the outstanding aggregate principal amount of the Existing Notes. Of the aggregate principal amount of Tendered Notes, (i) US$145,373,500, representing approximately 60.83% of the principal amount of Tendered Notes, were tendered under Option A, and (ii) US$93,611,500, representing approximately 39.17% of the principal amount of Tendered Notes, were tendered under Option B. IRSA has decided to waive the Minimum Exchange Condition (as defined in the Exchange Offer Memorandum).

IRSA expects, on July 8, 2022, which is the second business day after the Expiration Date (as may be extended by IRSA in its sole discretion, the “Settlement Date”), to issue US$171,202,815 aggregate principal amount of New Notes and to pay US$77,794,596.59 cash consideration (including the Accrued Interest) as total consideration for the Tendered Notes. Per US$1,000 principal amount of Existing Notes validly tendered and accepted in the Exchange Offer, each Eligible Holder will receive, as applicable, (i) US$514.42 principal amount of New Notes and US$493.18 of Pro-Rata A Cash Consideration per US$1,000 principal amount of Existing Notes tendered under Option A, or (ii) US$1,030 principal amount of New Notes per US$1,000 principal amount of Existing Notes tendered under Option B, in each case plus the applicable Accrued Interest.

General Information

The New Notes are being offered for exchange only (1) to holders of Existing Notes that are “qualified institutional buyers” as defined in Rule 144A under U.S. Securities Act, as amended (the “Securities Act”), in a private transaction in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and (2) outside the United States, to holders of Existing Notes other than “U.S. persons” (as defined in Rule 902 under the Securities Act, “U.S. Persons”) and who are not acquiring New Notes for the account or benefit of a U.S. Person, in offshore transactions in compliance with Regulation S under the Securities Act. Only holders who have submitted a duly completed and returned electronic Eligibility Letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review the Exchange Offer Memorandum and to participate in the Exchange Offer (such holders, “Eligible Holders”).

This press release is qualified in its entirety by the Exchange Offer Documents.

Neither the delivery of this announcement, the Exchange Offer Documents nor any purchase pursuant to the Exchange Offer shall under any circumstances create any implication that the information contained in this announcement or the Exchange Offer Documents is correct as of any time subsequent to the date hereof or thereof or that there has been no change in the information set forth herein or therein or in IRSA’s affairs since the date hereof or thereof.

This press release is for informational purposes only and does not constitute an offer or an invitation to participate in the Exchange Offer. The Exchange Offer is being made pursuant to the Exchange Offer Documents (and, to the extent applicable, the local offering documents in Argentina), which set forth the complete terms and conditions of the Exchange Offer. The Exchange Offer is not being made to, nor will IRSA accept exchanges of Existing Notes from holders in any jurisdiction in which it is unlawful to make such an offer.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

July 7, 2022	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets